

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 4, 2009

Mr. Mike Ulrich
LL&E Royalty Trust
The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue
Austin, Texas 78701

> **Re:** **LL&E Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed May 20, 2008**
> **File No. 1-08518**

Dear Mr. Ulrich:

We spoke to you on December 10, 2008 about the need to amend your Form 10-K to resolve the issues identified in our August 21, 2008 comment letter. Although in your September 5, 2008 response letter, you agreed to file an amendment, as of the date of this letter, these issues remain unresolved. We expect you to contact us by February 19, 2009 to provide a substantive resolution to these comments or to advise us why you are unable to do so.

If you do not resolve the issues by February 19, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding issues and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tracie Towner at 202-551-3744 if you have any questions.

Sincerely,

Karl Hiller
Branch Chief